UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Belk, Inc.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Class A Common Stock, $0.01 Par Value

Class B Common Stock, $0.01 Par Value

(Title of Class of Securities)

Class A — 07784H109

Class B — 07783B103

(CUSIP Number of Class of Securities)

Ralph A. Pitts Executive Vice President, General Counsel and Corporate Secretary Belk, Inc. 2801 West Tyvola Road Charlotte, NC 28217-4500 (704) 357-1000	With a Copy to: John D. Capers, Jr. King & Spalding LLP 1180 Peachtree Street Atlanta, GA 30309 (404) 572-4600

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$100,048,000	$12,886.18

*	Calculated solely for the purpose of determining the filing fee. This calculation assumes the purchase of 2,080,000 shares at $48.10 per share.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $12,886.18

Form or Registration Number: Schedule TO

Filing Party: Belk, Inc.

Date Filed: April 24, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer:  ☐

This Amendment No. 2 amends and supplements the combined issuer Tender Offer Statement and Rule 13e-3 Transaction Statement filed under the cover of Schedule TO (“Schedule TO”), as amended by Amendment No. 1 filed on May 7, 2014, filed by Belk, Inc., a Delaware corporation, in connection with its offer to purchase up to 1,500,000 shares of its Class A common stock, $0.01 par value per share, and up to 580,000 shares of its Class B common stock, $0.01 par value per share. Belk, Inc. is offering to purchase these shares at a price of $48.10 per share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 24, 2014, and in the related Letter of Transmittal.

The information in the Offer to Purchase is hereby expressly incorporated in this Amendment No. 2 to Schedule TO by reference in response to all of the applicable items in Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4. Terms of the Transaction and Item 8. Interest in Securities of the Subject Company

The information in the Offer to Purchase about whether or not any director or executive officer currently intends to tender securities owned or held by that person is hereby amended by deleting the sentence “We do not presently know whether our directors and executive officers intend to tender their beneficially owned shares in connection with the Offer,” and replacing it with the following:

After due inquiry, we have been advised that the following persons intend to tender a portion of their shares of common stock: Thomas M. Belk, Jr., John R. Belk, H.W. McKay Belk, Kathryn Bufano, Adam Orvos and Ralph A. Pitts; and that the following persons do not intend to tender any of their shares of common stock: Erskine B. Bowles, Jerri L. DeVard, Elizabeth Valk Long, Thomas C. Nelson, John R. Thompson and John L. Townsend, III. None of the directors or executive officers intend to tender all of their shares of common stock. The directors and executive officers that are tendering a portion of their shares in the Offer are taking advantage of the liquidity provided by the Offer in order to diversify their portfolio.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented to add as Exhibit (a)(8) the form of cover letter from Belk to its stockholders that is accompanying the Willamette appraisal disseminated to stockholders on May 13, 2014.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 13, 2014

Belk, Inc.

By:	/s/ Ralph A. Pitts
	Name:	Ralph A. Pitts
	Title:	Executive Vice President, General Counsel and Corporate Secretary

Exhibits

(a)(1)*	Form of Offer to Purchase, dated April 24, 2014.

(a)(2)*	Form of Letter of Transmittal, together with IRS Form W-9.

(a)(3)*	Form of Letter to Stockholders of Belk from Thomas M. Belk, Jr., Chairman and Chief Executive Officer, dated April 24, 2014.

(a)(4)*	Form of Notice of Guaranteed Delivery.

(a)(5)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 24, 2014.

(a)(6)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients.

(a)(7)*	Appraiser’s Narrative Summary of the Fair Market Value of Belk, Inc. Common Stock as of February 1, 2014, prepared by Willamette Management Associates.

(a)(8)†	Form of Cover Letter with Appraiser’s Narrative Summary of the Fair Market Value of Belk, Inc. Common Stock as of February 1, 2014, prepared by Willamette Management Associates.

(b)	Not applicable.

(d)(1)	Belk, Inc. Revised Executive Long Term Incentive Plan (incorporated by reference to Exhibit 10.1 of Belk’s Quarterly Report on Form 10-Q, filed on June 12, 2008).

(d)(2)	Belk, Inc. 2010 Incentive Stock Plan (incorporated by reference to Exhibit A of Belk’s Proxy Statement for the Annual Meeting of Shareholders, filed on April 21, 2010).

(d)(3)	Belk, Inc. 2011-2013 Stretch Incentive Plan (incorporated by reference to Exhibit 10.6 of Belk’s Annual Report on Form 10-K, filed on April 12, 2011).

(d)(4)	Belk, Inc. 2014-2016 Stretch Incentive Plan (incorporated by reference to Exhibit 10.9 of Belk’s Annual Report on Form 10-K, filed on April 17, 2013).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO on April 24, 2014.
†	Filed herewith.

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